BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

090204

Filed in the office of	Document Number
Barbara K. Cegavske	20180054823-73
Barbara K. Cegavske Secretary of State State of Nevada	Filing Date and Time 02/02/2018 2:13 PM
	Entity Number C8519-1999

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Inpixon

2. The articles have been amended as follows: (provide article numbers, if available)

The Restated Articles of Incorporation are hereby amended as follows:
(a) The following is added as a new subsection (1) to Section (A)of Article IV:
"Upon the effectiveness of the filing (the "Effective Time") of the Amendment of Restated Articles of Incorporation, pursuant to the Chapter 78 of the NRS, each thirty (30) shares of the Corporation's Common Stock issued and outstanding immediately prior to the Effective Time shall be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of the Corporation's Common Stock automatically and without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the "Reverse Stock Split"). [Continued on attachment]

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 60.39%

4. Effective date and time of filing: (optional) Date: 02/06/2018 Time: 12:01am

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

[ATTACHMENT]

The Corporation shall not issue to any holder a fractional share of Common Stock on account of the Reverse Stock Split. Rather, any fractional share of Common Stock resulting from such change shall be rounded upward to the nearest whole share of Common Stock. Share interests issued due to rounding are given solely to save the expense and inconvenience of issuing fractional shares of Common Stock and do not represent separately bargained for consideration. Until surrendered, each certificate that immediately prior to the Effective Time represented shares of Common Stock ("***Old Certificates***") shall only represent the number of whole shares of Common Stock into which the shares of Common Stock formerly represented by such Old Certificate were combined into as a result of the Reverse Stock Split."